UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

CYBERONICS, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

23251P102

(CUSIP Number)

Metropolitan Capital Advisors, Inc.

and

The Committee for Concerned Cyberonics, Inc. Shareholders

c/o Bedford Falls Investors, L.P.

660 Madison Avenue, 20th Floor

New York, NY 10021

(212) 486-8100

Copies to:

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

This Amendment No. 1 relates to the Schedule 13D filed with the Securities and Exchange Commission on September 11, 2006 by Metropolitan SPV, L.P., a Delaware limited partnership (“SPV”); Metropolitan SPV GP, L.L.C., a Delaware limited liability company (“SPV GP”); Bedford Falls Investors, L.P., a Delaware limited partnership (“Bedford”); Metropolitan Capital Advisors, L.P., a Delaware limited partnership (“MetCap”); Metropolitan Capital Advisors, Inc., a New York corporation (“MetCap GP”); Metropolitan Capital Partners II, L.P., a New York limited partnership (“Partners II”); KJ Advisors, Inc., a New York corporation (“Partners II GP”); Metropolitan Capital Advisors International Limited, a British Virgin Islands international business company (“MetCap International”); Metropolitan Capital Partners III, L.P., a Delaware limited partnership (“Partners III”); Metropolitan Capital III, Inc., a Delaware corporation (“Partners III GP”); Metropolitan Capital Advisors Select Fund, L.P., a Delaware limited partnership (“Select”); Metropolitan Capital Select, L.L.C., a Delaware limited liability company (“Select GP”) (each of the foregoing, collectively the “MetCap Entities”); Jeffrey E. Schwarz, a citizen of the United States of America (“Schwarz”); Karen Finerman, a citizen of the United States of America (“Finerman”); and The Committee for Concerned Cyberonics, Inc. Shareholders (the “Committee”), which is not a business entity and has no place of organization (Schwarz, Finerman, the Committee and the MetCap Entities, collectively the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Shares”), of Cyberonics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100 Cyberonics Blvd., Houston, Texas 77058.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On September 22, 2006, Bedford, on behalf of itself and the Reporting Persons, delivered a letter to the Issuer, as provided under Delaware law, requesting the Issuer’s stockholder list in connection with the Reporting Persons’ planned solicitation of proxies. On September 27, 2006, the Reporting Persons, together with Mssrs. Nestler and Rosenthal, filed with the Securities and Exchange Commission their preliminary proxy materials in connection with the solicitation of proxies with respect to the election of Mssrs. Schwarz, Nestler and Rosenthal to the Board of Directors of the Issuer at its 2006 annual meeting. The Issuer has not yet announced the date of its 2006 annual meeting.

On September 28, 2006, Finerman and Schwarz, on behalf of MetCap GP and the Committee, sent the following letter to the Board of Directors of the Issuer:

September 28, 2006

The Board of Directors

Cyberonics, Inc.

100 Cyberonics Boulevard

Houston, Texas 77058

Gentlemen:

In the interest of setting the record straight, we want to respond to a number of the misleading statements made in the press release issued by the Company last evening. We are addressing our letter to the Board as a whole because we are unable to determine from the press release the source of the quote contained in the release.

The press release said that the Company met with representatives of Metropolitan Capital on June 9, “in an effort to reach a cooperative solution.” In fact Cyberonics’ representatives, Ms. Westbrook and Ms. Frank but not Mr. Cummins, met with us and many other investors, separately, in a series of meetings organized by Piper Jaffray, in an effort to support your flagging share price. The only portion of our meeting that might be construed as “an effort to reach a cooperative solution” with us took place when the Company’s PR consultant asked us what we wanted. We responded that we wanted the Company to replace a minority of the existing Cyberonics board members with our nominees and to commit to implement long overdue corporate governance reform. It is highly misleading to imply that a special meeting took place to discuss our concerns and suggestions.

The remainder of the June 9 meeting involved the Company’s CFO, Pam Westbrook, walking us through the Company’s investor presentation (We notice that the Company’s investor presentations have been removed from the investor relations portion of the Company’s website. Does this mean that investors should no longer rely on the information in those presentations or is it simply the Company’s strategy to make it more difficult for investors to see the many examples of the Company over-promising and under-delivering?).

The Company press release says that shortly after the June 9 meeting “the Cyberonics Board invited Metropolitan Capital to submit the credentials for their director nominees to the Board’s outside search firm…. Rather than proceeding in a cooperative fashion to the benefit of the company and its shareholders, however, Metropolitan Capital has decided to pursue a potentially costly and disruptive proxy contest.” The depiction of the facts in this instance is also highly misleading because we had already provided all the information with respect to our nominees required by the Company’s advance notice provisions in the by-laws. After the June 9 meeting, we did not hear from the Company again until receiving a letter from the Company’s general counsel on July 25 (nearly two months after we provided notice to the Company of our nominations, along with the required information about our three nominees) that asked for further information about our director nominees. We responded with the requested additional information the very next day. In contrast, over the course of the last month our calls to Mr. Cummins and Ms. Westbrook have not been returned.

To be sure, we do not desire a “costly and disruptive proxy contest.” What we want is for the Company to replace a minority of its insular board with our nominees, who will provide shareholders with the independent voice in the boardroom that this Company so desperately needs, and for the Company to commit to implement necessary corporate governance reform.

As the Company professes a commitment to the highest standards of shareholder democracy, and as today is the one year anniversary of the last annual meeting of the Company’s shareholders, we reiterate the request we made earlier this month—inform the shareholders of the date of the 2006 annual meeting.

A true commitment to shareholder democracy must begin by providing shareholders with their most fundamental right—the right to choose directors that will represent their interests.

Respectfully yours,

/s/ Karen L. Finerman	/s/ Jeffrey E. Schwarz
Karen L. Finerman	Jeffrey E. Schwarz
President	Chief Executive Officer

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2006

METROPOLITAN SPV, L.P.

/s/ Karen Finerman
By:	Karen Finerman
Title:	Managing Member of Metropolitan SPV GP, L.L.C., which is the general partner of Metropolitan SPV, L.P.

METROPOLITAN SPV GP, LLC

/s/ Karen Finerman
By:	Karen Finerman
Title:	Managing Member

BEDFORD FALLS INVESTORS, L.P.

/s/ Karen Finerman
By:	Karen Finerman
Title:	President of Metropolitan Capital Advisors, Inc., which is the general partner of Metropolitan Capital Advisors, L.P., which is the general partner of Bedford Falls Investors, L.P.

METROPOLITAN CAPITAL ADVISORS, INC.

/s/ Karen Finerman
By:	Karen Finerman
Title:	President of Metropolitan Capital Advisors, Inc.

METROPOLITAN CAPITAL ADVISORS, L.P.

/s/ Karen Finerman
By:	Karen Finerman
Title:	President of Metropolitan Capital Advisors, Inc., which is the general partner of Metropolitan Capital Advisors, L.P.

KJ ADVISORS, INC.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer

METROPOLITAN CAPITAL PARTNERS II, L.P.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer of KJ Advisors, Inc., which is the general partner of Metropolitan Capital Partners II, L.P.

METROPOLITAN CAPITAL III, INC.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer

METROPOLITAN CAPITAL PARTNERS III, L.P.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer of Metropolitan Capital III, Inc., which is the general partner of Metropolitan Capital Partners III, L.P.

METROPOLITAN CAPITAL ADVISORS SELECT FUND, L.P.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Managing Member of Metropolitan Capital Select, L.L.C., which is the general partner of Metropolitan Capital Advisors Select Fund, L.P.

METROPOLITAN CAPITAL SELECT, L.L.C.

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Managing Member

METROPOLITAN CAPITAL ADVISORS INTERNATIONAL LIMITED

/s/ Jeffrey E. Schwarz
By:	Jeffrey E. Schwarz
Title:	Chief Executive Officer of Metropolitan Capital III, Inc., which is the general partner of Metropolitan Capital Partners III, L.P., which is the investment manager of Metropolitan Capital Advisors International Limited

/s/ Jeffrey E. Schwarz
Jeffrey E. Schwarz

/s/ Karen Finerman
Karen Finerman